Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the joint proxy statement/prospectus of MaxLinear, Inc. and Entropic Communications, Inc. that is made part of the Registration Statement Form S-4 of MaxLinear, Inc., expected to be filed on or around March 11, 2015, for the registration of 23,236,433 shares of its common stock, and to the incorporation by reference therein of our reports dated February 23, 2015, with respect to the consolidated financial statements and schedule of MaxLinear, Inc. and the effectiveness of internal control over financial reporting of MaxLinear, Inc., included in MaxLinear, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

March 11, 2015